UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

Highbury Financial Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42982Y109

(CUSIP Number)

Kelly Sanderson
Context Capital Management, LLC
12626 High Bluff Drive, Suite 440, San Diego, CA 92130

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Context Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,545,200
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,545,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,545,200

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 22.2%

14. Type of Reporting Person (See Instructions)

OO

IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Michael S. Rosen

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,545,200
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,545,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,545,200

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 22.2%

14. Type of Reporting Person (See Instructions)

IN

HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William D. Fertig

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,545,200
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,545,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,545,200

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 22.2%

14. Type of Reporting Person (See Instructions)

IN

HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Context Offshore Advantage Fund, Ltd.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,480,175
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,480,175

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,480,175

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 14.0%

14. Type of Reporting Person (See Instructions)

CO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Context Advantage Master Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,701,350
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,701,350

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,701,350

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 15.9%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Highbury Financial Inc. (the "Issuer"). The principal executive office of the Issuer is located at 999 Eighteenth Street, Suite 300, Denver, CO 80202.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Context Capital Management, LLC ("LLC")
Michael S. Rosen ("Rosen")
William D. Fertig ("Fertig")
Context Offshore Advantage Fund, Ltd. ("Ltd.")
Context Advantage Master Fund, L.P. ("LP")
*(collectively, the "Filers").

(b) The business address of LLC, Rose and Fertig is located at:

12626 High Bluff Drive, Suite 440, San Diego, CA 92130

The principal business office of Ltd. and LP is located at:

c/o Hedgeworks Fund Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

LLC is a registered investment adviser. Rosen is the Co-Chairman, Chief Executive Officer and Manager of LLC. Fertig is the Co-Chairman and Chief Investment Officer of LLC. Ltd. is a Cayman Islands corporation of which LLC is the investment adviser. LP is a Cayman Islands limited partnership, of which LLC is the general partner, that serves as a master fund through which Ltd. and other investors invest indirectly in the Stock.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Rosen and Fertig are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
LLC	Funds under Management (1)	$5,717,791
LP	Working Capital (2)	$4,468,174

(1) Includes funds of LP invested in Stock
(2) Includes funds of Ltd. invested in LP

Item 4. Purpose of Transaction

The Filers acquired the Stock for investment purposes, and such purchases were made in the Filers' ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Stock or dispose of all the Stock beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since November 25, 2006:
Name	Purchase or Sale of Common Stock	Date	Number of Shares	Price Per Share
LLC	P	11/1/06	12,000	$5.64
LLC	P	11/15/06	15,000	$5.75
LLC	P	11/27/06	5,000	$5.65
LLC	S	11/28/06	25,000	$5.75
LLC	S	11/29/06	10,000	$6.00
LLC	P	11/30/06	5,000	$5.95
LLC	S	1/23/07	30,000	$5.74
LP	S	1/23/07	35,000	$5.74
LP	S	1/24/07	20,000	$5.75
LP	S	1/25/07	5,000	$5.87
LP	S	1/26/07	29,500	$5.82

Name	Purchase or Sale of Warrants	Date	No. of Warrants	Price Per Warrant
LLC	S	11/9/06	2,000	$1.05
LLC	S	11/10/06	161,000	$1.06
LLC	S	11/13/06	10,000	$1.12
LLC	S	11/15/06	500	$1.30
LLC	P	11/21/06	2,000	$1.18
LLC	P	11/27/06	10,000	$1.16
LLC	S	11/27/06	25,000	$1.30
LLC	S	11/28/06	27,500	$1.36
LLC	S	11/28/06	22,000	$1.43
LLC	P	11/28/06	10,000	$1.30
LLC	P	11/29/06	6,500	$1.58
LLC	S	11/29/06	10,000	$1.65
LLC	S	11/30/06	250	$1.63
LP	S	11/30/06	2,250	$1.63
LP	S	12/1/06	5,400	$1.68
LLC	S	12/1/06	600	$1.68
LP	S	12/14/06	500	$1.59
LP	S	12/15/06	10,000	$1.59
LLC	S	12/18/06	5,000	$1.60
LP	S	12/27/06	55,000	$1.65
LP	S	1/3/07	1,000	$1.67
LP	S	1/5/07	20,000	$1.64
LP	S	1/11/07	9,500	$1.67
LLC	S	1/11/07	500	$1.67
LP	S	1/17/07	1,000	$1.65

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LLC is an investment adviser with discretionary authority over client accounts. LLC is the general partner of LP pursuant to an Agreement of Limited Partnership providing to LLC the authority, among other things, to invest the funds of LP in the Stock, to vote and dispose of Stock and to file this statement on behalf of LP. Other clients of LLC, including Ltd., are investment accounts subject to investment advisory agreements that give LLC the authority to invest the assets of those accounts in Stock, to vote and dispose of Stock, and to file this statement. Pursuant to such agreements, LLC is entitled to allocations and fees based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (previously filed).

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2007

CONTEXT CAPITAL MANAGEMENT, LLC By: /s/ Michael S. Rosen, Manager
/s/ MICHAEL S. ROSEN	/s/ WILLIAM D. FERTIG

CONTEXT OFFSHORE ADVANTAGE FUND, LTD. By: Context Capital Management, LLC Attorney-in-fact By: /s/ Michael S. Rosen, Manager	CONTEXT ADVANTAGE MASTER FUND, L.P. By: Context Capital Management, LLC, General Partner By: /s/ Michael S. Rosen, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Context Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: January 31, 2007
/s/ MICHAEL S. ROSEN	/s/ WILLIAM D. FERTIG

CONTEXT CAPITAL MANAGEMENT, LLC By: /s/ Michael S. Rosen, Manager

CONTEXT OFFSHORE ADVANTAGE FUND, LTD. By: Context Capital Management, LLC Attorney-in-fact By: /s/ Michael S. Rosen, Manager	CONTEXT ADVANTAGE MASTER FUND, L.P. By: Context Capital Management, LLC, General Partner By: /s/ Michael S. Rosen, Manager

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